82-4209

YUKOS

YUKOS OIL COMPANY

SEC MAIL PROCESSING
RECEIVED
JUN 03 2002
WASH. D.C. 155 SECTION

File No. 141416

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

02034612

SUPPL

February ___, 2002

Attention: Special Counsel/Office of International Corporate Finance

Ladies and Gentlemen:

This submission is being made by YUKOS Corp., an open joint stock company created and existing in accordance with the laws of the Russian Federation (the "Company"), as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated thereunder ("Rule 12g3-2(b)").

Attached hereto are Annexes (1): brief descriptions of material events affecting the Company's business; (2): English summaries of press releases that were made public and available to shareholders and published in the mass media and the Company's Internet site. Annex 1 is required to be filed by the Company with the Federal Commission for Securities Market of the Russian Federation.

Sincerely,

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

dw 6/12

RECEIVED
JUN 03 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 155

YUKOS Corp. File # 141416

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of December 29, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Neftemarket" from 0% to 29,99 %; message serial number in accordance with the FCSM classification –0400198A29122001.

2. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of December 29, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Angarsknefteproduct" from 0% to 97,5 %; message serial number in accordance with the FCSM classification –0400198A29122001.

3. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of December 29, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Bratsknefteproduct" from 36,88 % to 87,87 %; message serial number in accordance with the FCSM classification –0400198A29122001.

4. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of December 29, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Byryatnefteproduct" from 0% to 59,98 %; message serial number in accordance with the FCSM classification –0400198A29122001.

5. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of December 27, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Belgorodenergo" from 0% to 21,17 %; message serial number in accordance with the FCSM classification – 0400198A27122001.

6. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of December 27, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Kubanenergo " from 0% to 19,9 %; message serial number in accordance with the FCSM classification – 0400198A27122001.

7. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of December 27, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Tomskenergo" from 0% to 19,5 %; message serial number in accordance with the FCSM

classification – 0400198A27122001.

8. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of December 19, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Tomskneft" Eastern oil company from 52,19% to 57 %; message serial number in accordance with the FCSM classification – 0400198A19122001.

9. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of December 7, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Irkutsknefteproduct" from 0% to 50 %; message serial number in accordance with the FCSM classification – 0400198A07122001.

10. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of November 15, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Bratsknefteproduct" from 0% to 36,88 %; message serial number in accordance with the FCSM classification –0400198A15112001.

11. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of November 12, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Khakasnefteproduct" Eastern oil company from 14,98% to 52,81 %; message serial number in accordance with the FCSM classification –0400198A12112001.

12. Data on changes in the list of legal persons in which the Company owns a share of participation: the message of November 9, 2001 on change of a share of the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Tomsknefteproduct" Eastern oil company from 19,12% to 54,17 %; message serial number in accordance with the FCSM classification –0400198A09112001.

Annex 2

An announcement by the YUKOS Oil Company

Moscow, January 31, 2002 – In light of several reports in the media citing an announcement by the Russian Federal Property Fund that shares in OAO "Tomskneft" have been pledged, the YUKOS Oil Company considers it necessary to make the following announcement:

At the present time, there are no encumbrances whatsoever with respect to the shares of OAO "Tomskneft" or other principal subsidiaries of OAO "Eastern Oil Company". Attempts to represent the situation in such a way as to suggest that OAO "Tomskneft" shares have been pledged can be attributed either to unprofessionalism on the part of persons who have not been able to properly understand the information submitted by the registrar for OAO "Eastern Oil Company", or to the deliberate dissemination of malicious falsehoods.

YUKOS to provide documents related to VNK

Moscow, January 31, 2002 -YUKOS Oil Company announced today that it is prepared to provide to the Prime Minister of the Russian Federation all documents requested by the Russian Federal Property Fund ("RFPF") relating to various issues of financial and economic activities of OJSC "VNK", OJSC "Tomskneft" and a number of subsidiaries of the latter. YUKOS sought and obtained advice from the advisory committee formed to provide it with external advice on the documents issue and has considered the committee's advice in its decision to provide the documents.

YUKOS' external legal advisor, White & Case, has advised the Company that certain of the requests by the RFPF for documents are legally required to be met, while the majority of the requests for documents by RFPF have no basis in law. Nevertheless, the Company believes that the public interest is best served by providing all of the requested documents. White & Case has also provided the Company with an opinion that all transactions by the Company or any of its subsidiaries with respect to any asset transfers or other financial and economic activities of OJSC "VNK",OJSC "Tomskneft" or any of the subsidiaries of the latter have been conducted in accordance with the law. This opinion will be provided to the RFPF. Prior to the original date of the auction RFPF had been informed that no shares of OJSC "Tomskneft" or other major subsidiaries of OJSC "VNK" were pledged and RFPF issued a press release with no objections to this statement.

The Company is also prepared to offer to the Government that it will provide a guarantee to the winning bidder of the RFPF auction of the Russian Federation's shares in VNK for any legally proven damages which may result from any past transactions with the assets which have

occurred with respect to OJSC "VNK", OJSC "Tomskneft" or any subsidiaries of the latter during the time in which YUKOS has had an ownership interest in such companies.

YUKOS' subsidiary acquires 49% of Transpetrol pipeline in Slovakia

Bratislava, January 28, 2002 - Minister of the Economy of Slovakia Lubomir Harach, President of the National Property Fund of Slovakia Jozef Kojda, and an authorized representative of YUKOS Oil Company's wholly owned subsidiary Mikhail Brudno today signed a share purchase agreement for a 49% stake in pipeline company Transpetrol for USD 74 million. Under the agreement, YUKOS' subsidiary has the option to purchase the remaining government shares in Transpetrol as well.
YUKOS' subsidiary had won a government tender for the purchase of the 49% stake in Transpetrol in December 2001.

"We are able to make more efficient use of the Druzhba pipeline by increasing the transit of oil through Slovakia to western countries and to the Balkans, thus becoming a strategic partner with the Slovak government", Mikhail Khodorkovsky, CEO of YUKOS Oil Company, said in a statement.
YUKOS, the Russian oil major, recently published its preliminary operating results for 2001. The Company produced 58.07 million tons (424 million barrels) of oil last year, an increase of 17.2% over the amount produced in 2000. YUKOS' refinery throughput also expanded in 2001, by 8.7% to 29 million tons (212 million barrels).

YUKOS and TotalFinaElf agree joint cooperation in Russian Black Sea exploration

Moscow, January 25, 2002 -YUKOS Oil Company of Russia and TotalFinaElf Tchernomorie, an affiliate of France's TotalFinaElf, signed a Joint Activity Agreement in Moscow on 25th January, 2002. The agreement calls for the two companies to create a 50:50 joint venture to evaluate and explore the area of the Russian Black Sea currently held under exploration license by YUKOS. The offshore area in question, known as the Shatsky Ridge, is thought to contain prospective hydrocarbon-bearing structures. However, officials of both companies cautioned that the area is mostly under deep water and has never been drilled, and so the project remains one of frontier exploration. The first phase of work includes interpretation of seismic data previously acquired by YUKOS and a program of new 2D seismic acquisition which will make possible a deeper technical understanding of the area.

The agreement was signed by Yuri A. Beilin, President of YUKOS EP, and by Christophe de Margerie, President TotalFinaElf Exploration and Production, in the presence of the Chairmen of the two companies, Mikhail Borisovich Khodorkovsky of YUKOS and Thierry Desmarest of TotalFinaElf.

Statement from the YUKOS Oil Company Press Service

Moscow, 23 January 2002 – In light of reports that have appeared in a number of mass media outlets concerning the possible sale of a block of NK YUKOS shares to TotalFinaElf, the YUKOS Oil Company Press Service considers it necessary to issue the following statement:

At the present time, YUKOS and TotalFinaElf are conducting ongoing discussions concerning a number of possible joint projects. However, the Company has not conducted, and is not conducting, talks on the sale of a block of NK YUKOS shares to TotalFinaElf.

YUKOS acquires interest in First International Oil Corporation block in Kazakhstan

Moscow, January 22, 2002 - Affiliates of Russia's YUKOS Oil Company and First International Oil Corporation of Houston, Texas, announced today that they had signed an agreement whereby YUKOS will acquire a 77.5% interest in the Federovskoye Exploration Block onshore Kazakhstan.

The Federovskoye Block is located in north-central Kazakhstan, along the Russian border adjacent to the Samara area, where YUKOS has major oil production, transportation, and refining facilities. First International acquired the block in 2000 and has identified several attractive structures within the 3,200 square kilometer block situated in the middle of a major producing trend including the giant Karachaganak oil, gas and condensate field.

YUKOS, as the new operator of the block, says it plans to carry out a seismic survey beginning in late 2001-early 2002. The first exploration well on the block is expected to be drilled in 2003. The minimum work program on the block requires seismic acquisition and two deep exploration wells over five years.

YUKOS is completing transaction to acquire the Kopeika trade network

Moscow, January 18, 2002- YUKOS is completing a transaction to acquire a controlling interest in the retail network operator – the Kopeika group of companies. According to preliminary estimates, the Company will invest up to USD 100 million in the joint business development in the year 2002. The value of the transaction is not being disclosed.

"Acquisition of the Kopeika group of companies is aimed at increasing the sales effectiveness of associated goods and services through YUKOS' retail network", stated YUKOS RM President Nikolay Bychkov. "We are positive that combined efforts of the largest oil product seller and one of Russia's leading retail chains will result in significant synergies."

The acquisition of the retail network operator is part of YUKOS' strategy towards establishing a network of multi-functional gas filling complexes where oil products will represent only one in a series of goods offered to consumer.

YUKOS Oil Company is Russia's largest oil refiner. The Company sells its oil products through its own service station network comprising more than 1,000 stations in 17 regions of Russia.

The Kopeika group of companies owns one of Russia's largest supermarket chains. The Kopeika trade network currently includes 24 supermarkets in the city of Moscow and the Moscow region. The 2001 sales amounted to USD 116 million.

YUKOS Oil Company announced today the formation of an independent committee for advising Company on business issues relating to the auction of the government's holdings in VNK

Moscow, January 18, 2002 - YUKOS Oil Company announced today the formation of an independent external advisory committee for the purpose of advising executive management of the Company on specific business issues relating to the auction of the government's holdings in VNK.

The committee will include:

· Jeffrey R.Costello – Chief Executive Officer of Brunswick USB Warburg;
· Hugh Verrier – Partner of the Moscow office of White and Case LLC;
· Richard Buski – Country Senior Partner – Russia of PriceWaterhouseCoopers

YUKOS increases production by 17.2% in 2001

Moscow, January 18, 2002 – The YUKOS Oil Company has announced its preliminary operational results for the fourth quarter of 2001. The Company produced 58.07 million tons (424 million barrels) of oil last year, which represents an increase of 17.2% over the amount produced in 2000. YUKOS refineries' throughput also increased in 2001, by 8.7% to 29 million tons (212 million barrels).

"Thanks to constant improvements in production and refining technologies, as well as the increasing level of professionalism of our workers, YUKOS will retain its position as the most efficient oil company in Russia this year," declared YUKOS Chairman and CEO Mikhail Khodorkovsky. "The Company's operational achievements in 2001 have resulted in a 3.06-fold increase in our market capitalization, which was $11.6 billion as of 31 December 2001."

YUKOS produced 15.4 million tons (112 million barrels) of oil in the fourth quarter of 2001 alone, which is 15.2% more than in the corresponding period of 2000. Refining increased by 1.2% in the fourth quarter, to 7.3 million tons (53 million barrels).

Oil exports to all countries, not counting sales of oil acquired from third parties, came to 28.0 million tons (204 million barrels) in 2001, a 24.9% increase over 2000 oil exports. In just the fourth quarter of 2001, oil exports not including oil acquired from third parties comprised 6.7 million tons (49 million barrels), an increase of 26.4% over the level of exports for the same period in 2000.

Output of light oil products at Company refineries was 58.07% in 2001, a 1.54% improvement over 2000. Sales of oil products on the domestic market were at a level of 16.9 million tons (128

million barrels), or 0.3% more than in 2000. Oil product exports increased by 33.5% to 9.1 million tons (65 million barrels) in 2001.

Oil product sales on the domestic market in the fourth quarter of 2001 came to 4.4 million tons (33 million barrels), which is 4.7% lower than during the same period in 2000. Oil product exports over the fourth quarter increased by 37.6% to 2.0 million tons (15 million barrels).

YUKOS drilled 681 thousand meters of production wells in 2001, 13% less than in 2000. 304 new wells were placed on stream in 2001; the figure for 2000 was 346.

YUKOS preliminary operational results for 2001

	2001	2000	2001	2000	Percentage change from 2000 to 2001
	million tons		million barrels		
Oil production	58.07	49.55	424	362	17.2%
Refinery throughput	29.0	26.7	212	195	8.7%
Crude and oil product sales	54.7	47.9	403	353	14.2%
Crude oil exports	28.0	22.4	200	164	24.9%
Domestic oil product sales	16.9	16.88	128	127	0.3%
Oil product exports	9.1	6.8	65	49	33.5%

YUKOS preliminary operational results for Q4 2001

	Q4 2001	Q4 2000	Q4 2001	Q4 2000	Percentage change from 2000 to 2001
	million tons		million barrels		
Oil production	15.4	13.3	112	97	15.2%
Refinery throughput	7.3	7.2	53	53	1.2%
Crude and oil product sales	13.4	12.3	101	93	9.4%
Crude oil exports	6.7	5.3	49	39	26.4%
Domestic oil product sales	4.4	4.6	33	34	-4.7%
Oil product exports	2.0	1.5	15	11	37.6%

Yukos/Williams Joint Press Statement

January 15, 2002 - Yukos and Williams announced today that they have resumed discussions with respect to the proposed investment by Yukos in Mazeikiu Nafta and the proposed long-term loan by Yukos to Mazeikiu Nafta as well as the long-term crude oil supply agreement for the MN refinery under the terms and conditions previously agreed in June 2001.

YUKOS enters into cooperation agreement with AspenTech

Moscow, December 19, 2001-YUKOS Oil Company signed a cooperation agreement with AspenTech to implement its integrated software solutions and employ AspenTech's services with a view to develop a new strategic and day-to-day planning system for the Company's petroleum supply chain logistics. This will allow YUKOS to optimize the process of managing its operational activities, logistics and trading operations.

"In establishing an effective marketing network, the Company focuses on the best technology available for development of supply chains, which meets all market requirements," asserted YUKOS RM President Nikolay Bychkov. "By adopting AspenTech's software YUKOS expects to achieve the level of international oil majors in developing and managing supply chains."

"This contract with YUKOS is very important to AspenTech as it is our first major supply chain project in Russia," said Michael Boettcher, Senior Vice President of AspenTech's International Business. ``Both YUKOS and AspenTech have made strong commitments to make this project a success. AspenTech's technologies implementations will enable YUKOS to optimise strategic decision making with the intended goal of maximizing margins across the entire Company."

Currently, the two sides have started to optimize the planning of the primary distribution of oil products, which will allow YUKOS to automate the process of selecting sources of supply and the most economical transportation routes, and optimize the process of reserves management at its refineries and tank farms. Three separate oil product supply chain management solutions will be implemented in January 2002 – at YUKOS headquarters in Moscow, in the Samara region and Eastern Siberia.

The Company will allocate USD 3 million for implementation of this agreement in the year 2002.

YUKOS is number one oil refiner and number two oil producer in Russia. The Company incorporates five refineries, 16 oil product distribution units and a network of some 1,200 filling stations.

Aspen Technology, Inc. is the leading supplier of integrated software and solutions to the $6 trillion process industries. Its "ProfitAdvantage" software enable companies to identify and maximise profit opportunities throughout their entire value chain - from the supply of raw materials, through the production of goods, to the delivery of end products to customers. Over 1,200 leading process companies already rely on AspenTech's experience.